UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

WideOpenWest, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96758W 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Partners III, L.P. 20-4464005

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ACP Racecar Co-Invest, LLC 45-5432097

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Managing Member, LLC 20-8292253

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0

12	Type of Reporting Person (See Instructions) OO

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on February 12, 2018 and Amendment No. 1 thereto filed on February 11, 2019 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated as follows:

Item 4	Ownership
The information requested hereunder is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that the Reporting Persons have ceased to be beneficial owners of more than five percent of the Common Stock, check the following: ☒.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2020

AVISTA CAPITAL MANAGING MEMBER, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS III, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP RACECAR CO-INVEST, LLC
By:	Avista Capital Partners III GP, L.P. its Manager
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative